Exhibit 99.1

PARAGON SHIPPING ANNOUNCES WAIVER OF DEBT

ATHENS, Greece (June 16, 2016) - Paragon Shipping Inc. (OTCQB: PRGNF) (the “Company”) announced today that it has entered into an agreement with the last of its credit lenders, Unicredit Bank AG, pursuant to which, the Company was discharged from all of its obligations under the loan agreement, including a waiver of the outstanding debt amount of $8,317,750, in exchange for the payment of interest in the amount of $50,000.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current newbuilding program consists of three Kamsarmax drybulk carriers that are scheduled to be delivered in the third and fourth quarters of 2016. The Company's common shares trade on the OTC Markets’ OTCQB Venture Market under the symbol "PRGNF", and FINRA has designated its Senior Unsecured Notes as corporate bonds that are TRACE eligible under the symbol "PRGN4153414". For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping’s website does not constitute part of this press release.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087